Exhibit 99.(4)(c)

FLEX COVERAGE RIDER

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”).  All terms of the Policy that do not conflict with this Rider’s terms apply to the Rider. If there is a conflict between the terms of this Rider and the terms of the Policy, the terms of this Rider shall prevail. Please read it carefully.

Rider Benefit Summary — As long as the Policy is In Force and this Rider has not been terminated, this Rider provides for Annual Renewable Term Coverage that may be changed per the terms of this Rider.  The Rider Face Amount contributes to the Total Face Amount and Death Benefit according to the terms of the Policy.  Death Benefit Proceeds are paid to the Beneficiary as described in the Policy.  This Rider has no Accumulated Value of its own but affects the Policy’s Accumulated Value because any rider charges are deducted from the Accumulated Value of the Policy.

Coverage

Rider Coverage Layer — The Rider Coverage Layer is a layer of insurance coverage under this Rider.  There is one Rider Coverage Layer which is effective on the Policy Date.  A new Rider Coverage Layer will not be created when a Change in Coverage occurs.  The Rider Face Amount at issue, Risk Class, and any Scheduled Increases in coverage are shown in the Policy Specifications.

Rider Face Amount — The Rider Face Amount is the Face Amount of insurance coverage provided by this Rider as shown in the Policy Specifications and any Supplemental Schedule of Coverage.  The Rider Face Amount may be equal to zero while this Rider is in effect.

Rider Cost of Insurance Charge — When the Rider Face Amount is greater than zero, there will be a Rider Cost of Insurance Charge.  The Cost of Insurance Charge for this Rider will not exceed (a × b), where:

a. is the Monthly Cost of Insurance Rate for the Rider Coverage Layer divided by 1000; and

b. is the Net Amount at Risk allocated to the Rider Coverage Layer.

The Maximum Monthly Rider Cost of Insurance Rate is shown in the Table of Cost of Insurance Rates For Flex Coverage Rider in the Policy Specifications.  We may charge less than such maximum charge.  All charges will apply uniformly to all members of the same Class.

Scheduled Increases — A Scheduled Increase is a future increase, or a series of future increases in the Rider Face Amount that is applied for and scheduled prior to Policy issue.  Scheduled Increases occur on a specified Policy anniversary, or series of anniversaries, as shown in the Policy Specifications.  An Increase may take place no more than once per policy year, on the Policy anniversary.  Once a Scheduled Increase goes into effect, it becomes part of the Rider Face Amount.

Changes in Coverage

Change in Coverage — A Change in Coverage request is either an Increase in Rider Face Amount, a Decrease in Rider Face Amount or a change in future Scheduled Increases.  Certain changes to the Policy may also cause a Change in Coverage under this Rider as described in Other Face Amount Increases in your Policy.  Upon approval of any requested Change in Coverage, we will send you a Supplemental Schedule of Coverage, which will include the following information:

•      The Change in Coverage and the effective date of the change;

•      The Maximum Monthly Rider Cost of Insurance Rates; and

•      If the Guideline Premium Test is used, the new Guideline Premiums.

Increase in Rider Face Amount — You may apply for an Increase in Rider Face Amount one time each Policy Year by Written Request.  Such request must be received by us at least 30 days prior to the next Policy anniversary.  Requests must include Evidence of Insurability and are subject to our approval.  A requested increase may require us or you to adjust any future Scheduled Increases.  The effective date of

ICC19 R19FCR

the request for Increase in Rider Face Amount will be the Policy anniversary on or next following the date the Written Request is approved by us.

Decrease in Rider Face Amount — You may request a decrease in the Rider Face Amount one time per Policy Year, by Written Request.  The decrease will be effective on the Monthly Payment Date on or next following the date we approve your Written Request.

If you choose to decrease the Rider Face Amount or cancel a Scheduled Increase that has been approved, we reserve the right to set all future Scheduled Increases to zero.  Decreasing the Rider Face Amount to zero will not terminate this Rider.

General Provisions of This Rider

Conversion — This Rider is not convertible.

Effective Dates — This Rider is in effect on the Policy Date.

Rider Termination — This Rider will terminate on the earlier of:

•                  Your Written Request; or

•                  The date the Policy is no longer In Force.

Reinstatement — If the Policy is reinstated, any requested Change in Coverage that would have otherwise occurred during the Policy lapse period will be forfeited.  Scheduled Increases that are due to occur after reinstatement will be continued as if the Policy had never lapsed.  If the Rider is terminated by Written Request prior to when the Policy lapsed, then it will not be reinstated.

Effect of Additional Benefits on Rider Provisions — Your policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this Rider.  Please read your entire policy, including this Rider and all other forms carefully.

Conformity with IIPRC Standards — This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any Rider provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the Effective Date.

Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]